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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

/x/	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [FEE REQUIRED]

For the fiscal year end March 30, 2001.

OR

/ /	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

For the transition period from      to

Commission file no. 0-20289

    A: Full title of the plan and the address of the plan, if different from that of the issuer named below:

KEMET Employees' Savings Plan

    B: Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

        KEMET Corporation
        Post Office Box 5928
        Greenville, South Carolina 29606

REQUIRED INFORMATION

    Financial Statements and Schedules. The financial statements and schedules included herewith relating to the KEMET Employees' Savings Plan the "Plan") were prepared in accordance with the financial reporting requirements of ERISA and are provided pursuant to Instruction 4 of Form 11-K.

    Consent of the Independent Auditors.

SIGNATURES

    The Plan. Pursuant to the requirements of the Securities Act of 1934, the Administrative Committee of the KEMET Employees' Savings Plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

KEMET EMPLOYEES' SAVINGS PLAN
September 26, 2001	By	/s/ D. RAY CASH D. Ray Cash Senior Vice President and CFO For the Administrative Committee

KEMET EMPLOYEES' SAVINGS PLAN
Financial Statements and Schedules
March 30, 2001 and 2000
(With Independent Auditors' Report Thereon)

KEMET EMPLOYEE'S SAVINGS PLAN

Table of Contents

Independent Auditors' Report
Financial Statements:
Statements of Net Assets Available for Benefits—March 30, 2001 and 2000
Statements of Changes in Net Assets Available for Benefits—Years ended March 30, 2001 and 2000
Notes to Financial Statements—March 30, 2001 and 2000
Schedule of Assets Held at Year End—March 30, 2001

The Board of Directors
KEMET Electronics Corporation:

    We have audited the accompanying statements of net assets available for benefits of KEMET Employees' Savings Plan (the Plan) as of March 30, 2001 and 2000, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

    We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

    In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of March 30, 2001 and 2000, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

    Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

                      /s/ KPMG LLP
                      KPMG LLP

Greenville, South Carolina
August 24, 2001

KEMET EMPLOYEES' SAVINGS PLAN
Statements of Net Assets Available for Benefits
March 30, 2001 and 2000

	2001	2000
Assets:
Investments (notes 2 and 7)	$82,242,748	96,800,777
Participant loans	2,479,208	2,184,042
Employer contribution receivable	1,910,890	1,755,615
Cash	315	78,583

Net assets available for benefits	$86,633,161	100,819,017

See accompanying notes to financial statements.

KEMET EMPLOYEES' SAVING PLAN
Statements of Changes in Net Assets Available for Benefits
Years ended March 30, 2001 and 2000

	2001	2000
Additions to net assets attributed to:
Investment income (loss):
Net appreciation (depreciation) in fair value of investments	$(23,796,882)	29,908,277
Interest and dividends	5,638,496	4,517,440

	(18,158,386)	34,425,717

Contributions:
Participants'	6,403,125	4,744,414
Employer's	2,128,893	1,757,268

	8,532,018	6,501,682

Total additions (deductions)	(9,626,368)	40,927,399

Deductions from net assets attributed to:
Benefits paid to participants	4,547,988	5,446,761
Administrative expenses	11,500	11,800

Total deductions	4,559,488	5,458,561

Net increase (decrease)	(14,185,856)	35,468,838
Net assets available for benefits:
Beginning of year	100,819,017	65,350,179

End of year	$86,633,161	100,819,017

See accompanying notes to financial statements.

KEMET EMPLOYEES' SAVINGS PLAN
Notes to Financial Statement
March 30, 2001 and 2000

(1) Description of Plan

  The following description of the KEMET Employees' Savings Plan (Plan) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

  (a) General

    The Plan is a defined contribution plan sponsored by KEMET Electronics Corporation (Company) covering all full-time employees of the Company, its parent and its subsidiaries. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

    During fiscal 2000, the Plan changed its year end from March 31 to March 30.

  (b) Contributions

    Participants may choose one or both of the two savings types available, which are the 401(k) and the Personal Investment Account (PIA). Participants are allowed to contribute between 2 1/2% and 7 1/2% of their annual compensation as their basic contribution to the Plan. This may be on a pretax basis to the 401(k) or an after tax basis to the PIA. The Company matches 50% of 401(k) and 30% of PIA contributions, subject to the basic savings rate limit of 7 1/2%. Employer contributions are reduced by forfeitures. Additional amounts may be contributed at the option of the Company's Board of Directors. There were no additional contributions in 2001 or 2000.

    In addition to their basic contribution, participants may contribute between 0.5% and 10% to either the 401(k) on a pretax basis (up to the IRS maximum) or to the PIA.

  (c) Participant Accounts

    Each participant's account is credited with (a) the participant's contribution, (b) the Company's matching contribution, (c) allocations of the Company's additional contribution, and (d) Plan earnings. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's account.

  (d) Vesting

    Participants are immediately vested in their voluntary contributions and the Company matching contributions plus actual earnings thereon. However, penalties are incurred which can result in forfeiture of a portion of the current year employer match if withdrawals are made on funds that have been in the plan for less than twenty-four months, or if other withdrawals have been made in the last twenty-four months.

  (e) Investment Options

    Participants may direct their investments in one or more of 10 investment options, which include nine mutual funds and the KEMET Corporation Stock fund.

  (f) Payment of Benefits

    On termination of service due to death, disability or retirement, a participant may elect to receive either a lump-sum amount equal to the value of the participant's vested interest in his or her account, or annual installments over a ten year period. For termination of service due to other reasons, a participant may receive the value of the vested interest in his or her account as a lump-sum distribution.

  (g) Forfeited Accounts

    Forfeited accounts are used to reduce future employer contributions.

(2) Summary of Significant Accounting Policies

  (a) Basis of Accounting

    The financial statements of the Plan are prepared under the accrual method of accounting in accordance with accounting principles generally accepted in the United States of America.

    In September 1999, the American Institute of Certified Public Accountants issued Statement of Position 99-3, Accounting for and Reporting of Certain Defined Contributions Plan Investments and Other Disclosure Matters (SOP 99-3). SOP 99-3 simplifies the disclosure for certain investments and is effective for plan years ending after December 15, 1999 with earlier application encouraged. The Plan adopted SOP 99-3 during the Plan year ending March 30, 2000.

  (b) Investment Valuation and Income Recognition

    Under the terms of a trust agreement between T. Rowe Price and the Plan, T. Rowe Price manages a trust fund on behalf of the Plan which includes all Plan investments.

    The investments and changes therein of this trust fund have been reported to the Plan as having been determined through the use of fair values for all assets of the trust fund as reported by T. Rowe Price. Shares of registered investment companies are valued at quoted market prices which represent the net asset value of shares held by the Plan at year-end. The Company's stock is valued at its quoted market price.

    Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

  (c) Payment of Benefits

    Benefits are recorded when paid.

  (d) New Accounting Pronouncements

    In June 1998, the Financial Accounting Standards Board issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("SFAS No. 133"). SFAS No. 133 requires that an entity recognize all derivatives in its statement of net assets and measure those instruments at fair value with changes recognized in the statement of changes in net assets.

    SFAS No. 133 as amended by SFAS No. 137 and SFAS No. 138, is effective for fiscal years beginning after June 15, 2000. Pursuant to SFAS No. 133, the Plan is required to adopt SFAS No. 133 effective March 31, 2001. Management has not yet determined the impact of SFAS No. 133 on the Plan financial statements as a result of the inconsistency in accounting literature between SFAS No. 133, requiring derivatives to be measured at fair value, and the

    AICPA Audit and Accounting Guide on "Audits of Employee Benefit Plans" and Statement of Position 94-4, "Reporting of Investment Contracts Held by Health and Welfare Benefit Plans and Defined-Contribution Pension Plans", requiring benefit responsive investment contracts (including synthetic GICs) to be measured at contract value. Until this discrepancy is resolved, management is unable to determine the impact that SFAS No. 133 will have on the Plan financial statements.

  (e) Use of Estimates

    The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions. These estimates and assumptions affect the reported amount of assets, liabilities, and changes therein and the disclosure of contingent assets and liabilities. Actual results could differ from these estimates and assumptions.

(3) Investment Contracts With Insurance Companies

  The Plan's investment contracts with insurance companies included in the stable value fund option are primarily invested in shares of a guaranteed investment contract fund managed by T. Rowe Price. The insurance companies maintain the contributions in a pooled account. The account is credited with earnings on the underlying investments and charged for Plan withdrawals and administrative expenses charged by the insurance companies. The contracts are fully benefit-responsive and are included in the financial statements at contract value, which approximates fair value, as reported to the Plan by the insurance companies. Contract value represents contributions made under the contracts, plus earnings, less Plan withdrawals and administrative expenses.

(4) Related Party Transactions

  Certain Plan investments are shares of mutual funds managed by T. Rowe Price. T. Rowe Price is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest. Fees paid by the Plan to T. Rowe Price for loan administration services were $11,500 in fiscal 2001 and $11,800 in fiscal 2000.

(5) Plan Termination

  Although it has not expressed any intent to do so, the Company has the right under the Plan to amend it from time to time, to discontinue its contributions at any time, and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will remain 100 percent vested in their accounts.

(6) Tax Status

  The Internal Revenue Service has determined and informed the Company by a letter dated December 12, 1994, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC). The Plan has been amended since receiving the determination letter. However, the Plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable provisions of the IRC.

(7) Investments

  At March 30, 2001 and 2000 investments of the Plan were as follows, with items comprising more than 5% of net assets separately stated:

	2001	2000
Investments:
At fair value:
Registered investment companies:
T. Rowe Price Mid Cap Growth Fund	$8,008,868	8,677,494
T. Rowe Price Balanced Fund	10,065,151	11,530,686
T. Rowe Price Equity Income Fund	12,615,361	11,809,950
T. Rowe Price Science & Technology Fund	2,654,655	5,226,203
All other funds	7,477,164	7,005,021

	40,821,199	44,249,354
Common stock of KEMET Corporation	17,310,597	27,866,434

Total investments, at fair value	58,131,796	72,115,788

At contract value
T. Rowe Price Stable Value Fund	24,110,952	24,684,989

Total investments	$82,242,748	96,800,777

    During the Plan years ended March 30, 2001 and 2000, the Plans investments appreciated (depreciated) in value by $(23,796,882) and $29,908,227, respectively, as follows:

	2001	2000
Registered investment companies	$(9,804,555)	2,430,809
Common stock of KEMET Corporation	(13,992,327)	27,477,468

	$(23,796,882)	29,908,277

KEMET EMPLOYEES' SAVINGS PLAN
Schedule of Assets Held at End of Year
March 30, 2001

(a) Party In- Interest	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Description of Investments Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(d) Cost	(e) Current Value
*	T. Rowe Price	Stable Value Fund	**	$24,110,952
*	KEMET Corp.	Common Stock	**	17,310,597
*	T. Rowe Price	Equity Income Fund	**	12,615,361
*	T. Rowe Price	Balanced Fund	**	10,065,151
*	T. Rowe Price	Mid-Cap Growth Fund	**	8,008,868
*	T. Rowe Price	Small-Cap Value Fund	**	2,793,015
*	T. Rowe Price	International Stock Fund	**	1,657,315
*	T. Rowe Price	Science & Technology Fund	**	2,654,655
*	T. Rowe Price	Spectrum Income Fund	**	314,106
*	T. Rowe Price	Blue Chip Growth Fund	**	2,712,728
*	Participants	Loans, interest rates ranging 8.75% to 10.00%	**	2,479,308

				$84,721,956

*
A party-in-interest by ERISA.

**
Cost omitted for participant directed investments.

See accompanying independent auditor's report.

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REQUIRED INFORMATION
SIGNATURES
KEMET EMPLOYEES' SAVINGS PLAN Financial Statements and Schedules March 30, 2001 and 2000 (With Independent Auditors' Report Thereon)
KEMET EMPLOYEE'S SAVINGS PLAN
Table of Contents
KEMET EMPLOYEES' SAVINGS PLAN Statements of Net Assets Available for Benefits March 30, 2001 and 2000
KEMET EMPLOYEES' SAVING PLAN Statements of Changes in Net Assets Available for Benefits Years ended March 30, 2001 and 2000
KEMET EMPLOYEES' SAVINGS PLAN Notes to Financial Statement March 30, 2001 and 2000
KEMET EMPLOYEES' SAVINGS PLAN Schedule of Assets Held at End of Year March 30, 2001